

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12060782

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SEC FILE NUMBER
8- 53476

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Execution Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean Malloy (214) 765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Malloy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Execution Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KIMBERLY KAY MILLER
MY COMMISSION EXPIRES
September 10, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penson Execution Services, Inc.

Contents



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report

Stockholder and Board of Directors
Penson Execution Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Execution Services, Inc. (the Company), as of December 31, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Execution Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for additional analysis to comply with Rule 17-a5 under the Securities Exchange Act of 1934 and is not a required part of the financial statements. This supplemental information is the responsibility of management and is derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information described above is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
February 28, 2012

Penson Execution Services, Inc.
Statement of Financial Condition
December 31, 2011

Assets:	
Cash and cash equivalents	$ 288,059
Other asset	1,500
TOTAL ASSETS	$ 289,559
Liabilities:	
Payable to parent	$ 97,283
Stockholder's Equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	250,929
Retained deficit	(59,653)
TOTAL STOCKHOLDER'S EQUITY	192,276
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 289,559

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Operations
Year Ended December 31, 2011

Revenues:	
Interest	$ 27
Expenses:	
Write-down of Chicago Stock Exchange membership to fair value	1,500
Net loss	$ (1,473)

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balance at December 31, 2010	$ 1,000	$ 250,929	$ (58,180)	$ 193,749
Net loss	—	—	(1,473)	(1,473)
Balance at December 31, 2011	$ 1,000	$ 250,929	$ (59,653)	$ 192,276

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (1,473)
Adjustments for non-cash items:	
Write-down of Chicago Stock Exchange membership to fair value	1,500
Net cash provided by operating activities	27
Net increase in cash	27
Cash and cash equivalents at beginning of year	288,032
Cash and cash equivalents at end of year	$ 288,059

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Execution Services, Inc., formerly known as SAH, Inc. ("PES" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Chicago Stock Exchange. PES was incorporated on July 26, 2001. PES has no operations. PES is a wholly owned subsidiary of SAI Holdings, Inc. ("SAI") which is in turn a wholly owned subsidiary of Penson Worldwide, Inc. ("PWI").

Penson Financial Services, Inc. ("PFSI") is a broker-dealer registered with the SEC, a member of the Financial Industry Regulatory Authority ("FINRA"), and is licensed to do business in all fifty states of the United States of America. The Company has an agreement with PFSI to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Other Asset – Other asset represents stock in CHX, Holdings Inc. ("CHX") which was formerly a seat on the Chicago Stock Exchange. The carrying value of the stock approximates its fair value. The Chicago Stock Exchange de-mutualized and, as a result of the de-mutualization, the Company received 1,000 shares of stock in CHX. The Company periodically reviews the carrying value of its investment for possible impairment. As of December 31, 2011 the Company recorded an impairment charge of $1,500 as a result of an other-than-temporary impairment.

Income Tax - The Company is included in the consolidated federal and state returns filed by PWI. Due to the Company's insignificant operating income, no separate tax provision has been made by the Company.

Comprehensive Income (Loss) – Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive loss is the same as the reported net loss for the year ended December 31, 2011.

Subsequent Events - The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2012, the date these financial statements were issued.

NOTE 3 – TRANSACTIONS WITH RELATED PARTIES

The Company's cash balance is invested in a money market account that is held in the Company's account with PFSI.

PFSI pays all expenses related to the Company's operations including audit fees and membership fees of the Chicago Stock Exchange which are estimated to be less than $10,000.

The $97,283 payable at December 31, 2011 to SAI was the amount paid for the seat on the former Chicago Stock Exchange.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-l"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $185,015 and was $85,015 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.

NOTE 5 – SEC RULE 15c3-3

The Company handled no customer securities or accounts during the year ended December 31, 2011, and accordingly, is not subject to the requirements under SEC Rule 15c3-3 and is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii). The Company is also exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SUPPLEMENTARY INFORMATION

Penson Execution Services, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net Capital:	
Total stockholder's equity	$ 192,276
Deductions and/or charges:	
Other assets	(1,500)
Haircut	(5,761)
Net capital	$ 185,015
Computation of Basic Net Capital Requirement:	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 6,486
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 85,015
Net capital in excess at 1000%	$ 175,287
Aggregate indebtedness	$ 97,283
Ratio of aggregate indebtedness to net capital	0.53 to 1

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder and Board of Directors
Penson Execution Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Execution Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13; and

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements



on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 28, 2012



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to Penson Financial Services, Inc.'s SIPC Assessment Reconciliation

Board of Directors of Penson Execution Services, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Penson Execution Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Penson Execution Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Penson Execution Services, Inc.'s management is responsible for the Penson Execution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 28, 2012